UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.

                               FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                      Commission File Number  0-24160

                         CARLYLE GOLF, INC,
       (Exact name of registrant as specified in its charter)

 10550 E. 54th Avenue, Unit E, Denver, Colorado 80239  (303)371-2889
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  Common Stock, $.001 Par Value; Warrants to Purchase Common Stock
      (Title of each class of securities covered by this Form)

                                None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [X]       Rule 12h-3(b)(1)(i)     [X]
     Rule 12g-4(a)(1)(ii) [X]       Rule 12h-3(b)(1)(ii)    [X]
     Rule 12g-4(a)(2)(i)  [  ]      Rule 12h-3(b)(2)(i)     [  ]
     Rule 12g-4(a)(2)(ii) [  ]      Rule 12h-3(b)(2)(ii)    [  ]
                                    Rule 15d-6              [  ]

     Approximate number of holders of record as of the certification or notice date: 140

     Pursuant to the requirements of the Securities Exchange Act of 1934 Carlyle Golf, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 8, 1998                     By:/s/Jerome M. Hause
                                        Jerome M. Hause, President